UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

COMMUNITY FINANCIAL SHARES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20366P 10 0

(CUSIP Number)

Philip J. Timyan

4324 Central Avenue

Western Springs, Illinois 60558

(708) 308-3989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP NO. 20366P 10 0	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Philip J. Timyan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 686,043 shares of Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 686,043 shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,043 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Represents 686,043 shares of Common Stock issuable upon conversion of shares of the Issuer’s Series C Convertible Noncumulative Perpetual Preferred Stock (“Series C Preferred Stock”).
(2)	Based on 6,243,688 shares of Common Stock issued and outstanding as of June 14, 2013, plus 686,043 shares of common stock issuable upon conversion of shares of Series C Preferred Stock.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends Items 1, 4, 5 and 7 of the Schedule 13D filed on February 22, 2013 (the “Original Schedule 13D” and together with Amendment No. 1, the “Schedule 13D”), by the Reporting Person with respect to the common stock of Community Financial Shares, Inc. (the “Company”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Community Financial Shares, Inc. (the “Company”), a Maryland corporation, whose principal executive offices are located at 357 Roosevelt Road, Glen Ellyn, Illinois 60137.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

On June 13, 2013, the stockholders of the Company approved an amendment to the Certificate of Designations for the Company’s Series C Preferred Stock to include conversion blockers that prevent a holder of the Series C Preferred Stock from converting shares of the Series C Preferred Stock into Common Stock to the extent (but only to the extent) that such conversion would result in the holder, or any of its affiliates, beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) more than 9.9% or 4.9%, as applicable, of the Company’s outstanding Common Stock. The amendment became effective upon the Company’s filing of the Amended and Restated Certificate of Designations for the Series C Preferred Stock with the Delaware Secretary of State on June 14, 2013. Pursuant to the terms of the Amended and Restated Certificate of Designations for the Series C Preferred Stock, the 9.9% conversion blocker (the “9.9% Conversion Blocker”) is applicable to the Reporting Person because the Reporting Person purchased shares of shares of Series C Preferred Stock under the Securities Purchase Agreement with the intention of limiting the Reporting Person’s voting interest in the Company to 9.9% or less. The amendment became effective upon the Company’s filing of the Amended and Restated Certificate of Designations for the Series C Preferred Stock with the Delaware Secretary of State on June 14, 2013 and is filed as Exhibit 4 hereto.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) is hereby amended and restated as follows:

(a) and (b)

The Reporting Person may be deemed the beneficial owner of 686,043 shares of Common Stock. Such shares represent beneficial ownership of 9.9% of the Common Stock, based on 6,243,688 shares of Common Stock issued and outstanding as of June 14, 2013. The foregoing excludes 813,957 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock held by the Reporting Person. Without the 9.9% Conversion Blocker, the Reporting Person would be deemed to beneficially own 1,500,000 shares of Common Stock.

The Reporting Person has sole voting and sole dispositive power over 686,043 shares of Common Stock. Such shares represent 9.9% of the Common Stock, based on 6,243,688 shares of Common Stock issued and outstanding as of June 14, 2013. The foregoing excludes 813,957 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock held by the Reporting Person. Without the 9.9% Conversion Blocker, the Reporting Person would be deemed to have sole voting and sole dispositive power over 1,500,000 shares of Common Stock.

Item 7.	Material to Be Filed as Exhibits

1.	Stock Purchase Agreement, dated as of November 13, 2012, between Community Financial Shares, Inc. and the purchasers identified therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 14, 2012)

2.	Certificate of Designations establishing Series C Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 26, 2012)

3.	Registration Rights Agreement, dated as of November 13, 2012, between Community Financial Shares, Inc. and the purchasers identified therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 14, 2012)

4.	Amended and Restated Certificate of Designations for the Series C Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc. (incorporation by reference to Annex D to the Company’s definitive proxy statement filed on April 29, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

July 3, 2013	By:	/s/ Philip J. Timyan
Philip J. Timyan